Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of Extendicare Inc.
We hereby consent to the incorporation by reference in Form 40-F filed on March 30, 2006 and the registration statements on Form S-8 (No. 333-5504 and No. 333-132883) of Extendicare Inc. (i) of our auditors’ report dated February 22, 2006, except as to notes 1, 24 and 25 which are as of September 13, 2006, with respect to the consolidated balance sheets of Extendicare Inc. as at December 31, 2005 and 2004, and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 and (ii) of Comments by Shareholders’ Auditors for U.S. Readers on Canada – U.S. Reporting Differences dated September 13, 2006, filed on Form 6-K dated September 13, 2006.
/s/ KPMG llp
Chartered Accountants
Toronto, Canada
September 13, 2006